EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 24, 2017, relating to the financial statements of Concrete Pipe & Precast, LLC as of December 31, 2016 and 2014 and for each of the years then ended, which report expresses an unqualified opinion and includes an explanatory paragraph that indicates the balance sheet as of December 31, 2015, and the related statements of income, changes in members’ equity and cash flows for the year then ended were not audited, reviewed, or compiled by us, appearing in this Annual Report on Form 10-K of Forterra, Inc. for the year ended December 31, 2016.

/s/ Hein & Associates LLP

Houston, Texas
March 31, 2017